02041735

RECD S.E.C.
JUL 2 - 2002
1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Responses) ☐

RHEIN BIOTECH N.V.
(Name of Subject Company)

Not applicable
(Translation of Subject Company's Name into English (if applicable)

The Netherlands
(Jurisdiction of Subject Company's Incorporation or Organization)

BERNA BIOTECH AG
(Name of Person(s) Furnishing Form)

Common Registered Shares, nominal value of CHF 0.40 per share
(Title of Class of Securities)

Not applicable
(CUSIP Number of Class of Securities (if applicable))

PROCESSED
JUL 1 2 2002
THOMSON FINANCIAL

Kees Moonen
Vice President – Legal Affairs
Rhein Biotech N.V.
Gaetano Martinolaan 95
6229 GS Maastricht
The Netherlands
Telephone: + 31 43 456 7896
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

June 25, 2002
(Date Tender Offer/Rights Offering Commenced)

Part I. **Information Sent to Security Holders**

Not applicable

Part II. **Information Not Required to be Sent to Security Holders**

1. Other information posted on merger website (www.b-r-merger.com)

   a. Notice of Extraordinary General Meeting of Shareholders of Rhein Biotech NV

Part III. **Consent to Service of Process**

On June 26, 2002, Berna Biotech AG furnished to the Commission a Form F-X designating an agent to receive service of process on behalf of Berna Biotech AG in the United States.

Part IV. **Signatures**

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth herein in this statement is true, complete and correct.

/s/ Patrik Richard
(Signature)

Patrik Richard
(Name)

General Secretary
(Title)

July 2, 2002
(Date)

/s/ Rolf Gasser
(Signature)

Rolf Gasser
(Name)

Chief Financial Officer
(Title)

July 2, 2002
(Date)

Rhein Biotech

Rhein Biotech N.V. with registered office:
Gaetano Martinolaan 95, 6229 GS Maastricht, The Netherlands
German Stock Index Number: 919544

Notice of Extraordinary General Meeting of Shareholders

An Extraordinary General Meeting of Shareholders (the "General Meeting") of Rhein Biotech N.V. (the "Company") will be held **at 11:00 a.m. on July 10, 2002 at** NH Maastricht Hotel, Forum 100, 6229 GV Maastricht, The Netherlands.

The agenda reads as follows:

1. Opening
2. Information on the public tender offer for Rhein Biotech shares by Berna Biotech AG (with registered office in Berne, Switzerland)
3. Adjournment

Information

Information documents related to the meeting can be obtained free of charge from the Company, at the following address:

Rhein Biotech NV, Attn. Investor Relations, Gaetano Martinolaan 95, 6229 GS Maastricht, NL
Tel: +31-43-3567898; Fax: +31-43-3567899; E-mail: communication@rheinbiotech.com.

Right to Participate in the General Meeting

Any holder of Rhein Biotech shares may take part in the Meeting, provided that he notifies the Company thereof in writing not later than July 5, 2002. Please address this notification to:
Karina Pohl, VomHoff Kommunikation GmbH, Prinz-Georg-Str. 104, 40479 Düsseldorf.
Tel: +49-211-51580524; Fax: +49-211-51580555; e-mail: k.pohl@vomhoff.de

Shareholders or their representatives may be requested by the board of managing directors to identify themselves by the presentation of an appropriate document.

Maastricht, The Netherlands, June 25, 2002
The Board of Managing Directors Rhein Biotech N.V.